Exhibit 99.1
575 Lexington Avenue, New York, New York 10022
Tel: 212.935.9191 Fax: 212.935.5935
Appraisal of
The Views at Vinings Mountain
100 Pinhurst Drive
Atlanta, Georgia 30339

June 1, 2010
Fox Partners VIII
c/o Mr. Derek McCandless Esq.
Senior Vice President and Assistant General Counsel
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, CO 80237

Re:	Appraisal of The Views at Vinings Mountain
100 Pinhurst Drive
Atlanta, Georgia 30339
KTR No. 10-1-00113
Dear Mr. McCandless:
KTR Real Estate Advisors LLC (“KTR”) has completed a self contained appraisal of the above-referenced property as requested by our April 30, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Leased Fee Interest in the subject property as of May 21, 2010, the date the property was inspected by a staff member of KTR. The report has been prepared for Fox Partners VIII for client’s use in asset valuation and financial reporting purposes.
Situated as noted above, the subject property consists of a 14.54-acre site improved with a 180-unit gated, garden-style apartment complex. The subject was developed in 1983 and contains 177,810 square feet of rentable area. The property is operating at stabilized occupancy and is in good physical condition. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Leased Fee Interest in the subject property, as of May 21, 2010 is:
FIFTEEN MILLION THREE HUNDRED THOUSAND DOLLARS
($15,300,000)
The attached report, in its entirety, including all assumptions and limiting conditions, which is an integral part of, and inseparable from, this transmittal letter, contains the data, information, analyses and calculations upon which the value conclusion indicated herein are based. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
575 Lexington Avenue, New York, NY 10022
T tel 212.935.9191 • fax 212.935.5935

Fox Partners VIII The Views at Vinings Mountain June 1, 2010 Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call either Terence Tener at (212) 906-9403 or Thomas Tener at (212) 906-9499 with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,

KTR REAL ESTATE ADVISORS LLC

By:	Terence Tener, MAI, ASA	By:	Thomas J. Tener
	Managing Partner		Managing Partner

By:	Peter J. Pasquale	By:	Shaun Kest
	Appraiser		Appraiser

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page i

INTRODUCTION

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iii
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL

Summary of Salient Facts and Conclusions	1
Property Identification	2
Sales History	2
Purpose and Scope of the Appraisal	2
Definition of Market Value	3
Property Rights Appraised	3
Intended Use and User of the Appraisal and Reporting	3
Exposure Time	4

PRESENTATION OF DATA

Regional and Area Analysis	5
Neighborhood Analysis	10
Site Analysis	11
Improvement Analysis	14
Zoning Analysis	17
Real Estate Assessments and Taxes	19
Apartment Market Analysis	20

ANALYSIS OF DATA AND CONCLUSIONS

Highest and Best Use	29
Valuation Process	30
Income Capitalization Approach	32
Sales Comparison Approach	40
Reconciliation and Final Value Conclusion	49

ADDENDA

Additional Subject Property Photographs
Submitted Information
Qualifications of the Appraiser
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page ii
CERTIFICATE OF APPRAISAL
We, Terence Tener, MAI, ASA, Thomas J. Tener, Peter J. Pasquale and Shaun Kest certify that to the best of our knowledge and belief:
The statements of fact contained in this report are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
Shaun Kest has made a personal inspection of the property that is the subject of this report.
Terence Tener, MAI, ASA, Thomas J. Tener and Peter J. Pasquale have not made a personal inspection of the property that is the subject of this report.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
As of the date of this report, Terence Tener, MAI, ASA has completed the continuing education program of the Appraisal Institute.
Peter J. Pasquale has been certified to transact business as a Real Estate General Appraiser (License No. 338980).
Terence Tener, MAI, ASA, Thomas, J. Tener, Peter J. Pasquale and Shaun Kest have extensive experience in the appraisal of similar properties.
We have not appraised or provided other services relative to the subject property in the past three years.

KTR REAL ESTATE ADVISORS LLC

By:	Terence Tener, MAI, ASA	By:	Thomas J. Tener	By:	Peter J. Pasquale	By:	Shaun Kest
	Managing Partner		Managing Partner		Appraiser		Appraiser
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page iv
15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
KTR Real Estate Advisors, LLC

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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page vi
REGIONAL MAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page vii
NEIGHBORHOOD MAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 1

SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	May 21, 2010

Date of Inspection	May 21, 2010

Property Name	The Views at Vinings Mountain

Property Address	100 Pinhurst Drive
Atlanta, Georgia 30339

Property Location	South side of Mt. Wilkinson Parkway, in an unincorporated area of the City of Atlanta, Georgia.

Tax Identification	17-0951-0-005-0.

Purpose of the Appraisal	To estimate the Market Value of the Leased Fee Interest in the subject property, free and clear of financing.

Site Size	Irregular shaped site that contains a total of 14.54 acres

Zoning	RM – 12 (Residential)

Improvements	A 180-unit gated garden apartment complex completed in 1983 with nine apartment buildings, clubhouse with business center, fitness center, golf simulator, movie screening room, billiards/game room, massage room, wine tasting room, swimming pool, barbeque area, putting green, tennis court and mature landscaping. The property is operating at stabilized occupancy and is in good physical condition.

2010 Assessed Value	$5,043,880

Highest and Best Use
As If Vacant	Residential development.
As Improved	Continued use of the existing improvements.

VALUATION INDICATIONS

Income Capitalization	$15,300,000
Stabilized NOI	$1,072,689
Cap Rate	7.0%
Value per Unit	$85,000
Value per Sq Ft	$86.05

Sales Comparison	$15,300,000
Value per Unit	$85,000
Value per Sq Ft	$86.05

Cost Approach	N/A

APPRAISED VALUE	$15,300,000

Value per Unit	$85,000
Value per Sq Ft	$86.05
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 2

PREMISES OF THE APPRAISAL

Identification	The subject property consists of the land and improvements at 100 Pinhurst Drive within an unincorporated area of Atlanta, Cobb County, Georgia. The Cobb County Assessor identifies the property as Tax Parcel Identification Number 17-0951-0-005-0. The property consists of a 14.54-acre site improved with 180-unit gated apartment complex known as The Views at Vinings Mountain.

Sales History of the Subject Property	According to public records, the current owner of the subject property is Fox Strategic Housing Income Partners, who has owned the property since September 1987. We are not aware of any transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.    Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 3

Definition of Market Value	The definition of Market Value used in this appraisal report is taken from the Appraisal Institute’s The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, which states:

“The most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sales, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. Buyer and seller are typically motivated;

2. Both parties are well informed or well advised, and acting in what they consider their best interests;

3. A reasonable time is allowed for exposure in the open market;

4. Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

5. The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Property Rights Appraised	The interest being appraised is the Leased Fee Interest. Leased Fee Interest is defined in The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

An ownership interest where the possessory interest has been granted to another party by creation of a contractual landlord tenant relationship, i.e. a lease. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

Intended Use and Intended User	The intended user of this report is Fox Partners VIII. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 4

Exposure Time	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, as:

“ 1. The time a property remains on the market.

   2.  The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.”

Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from one to 18 months. The average marketing time equates to 8.06 months, up from 6.7 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 5

REGIONAL ANALYSIS

Regional Overview	The subject is located in Cobb County which is part of the Atlanta-Sandy Springs-Marietta Metropolitan Statistical Area (MSA). The MSA is comprised of 28 counties including Barrow, Bartow, Butts, Carroll, Cherokee, Clayton, Cobb, Coweta, Dawson, DeKalb, Douglas, Fayette, Forsyth, Fulton, Gwinnett, Haralson, Heard, Henry, Jasper, Lamar, Meriwether, Newton, Paulding, Pickens, Pike, Rockdale, Spalding and Walton. The Atlanta metropolitan area is located in north central Georgia in the foothills of the Appalachian Mountains. Once a rail hub in the mid-nineteenth century, Atlanta is now the major distribution, trade and financial center of the southeastern United States.

During the 1980s, Atlanta enjoyed high levels of growth, reaching new levels of social and economic diversity. Much of the momentum built in the 1980s, however, was lost during the recessionary period of the early 1990s and the region suffered its first year-over-year job loss since the mid-1970s. Growth returned in 1992 and Metropolitan Atlanta enjoyed another period of substantial growth in jobs, population, households and personal income. The rate of growth surpassed that of the United States as a whole during this period. The geographic expansion and decentralization of metropolitan areas is perhaps best exemplified by the evolution and development of the Atlanta metropolitan area. Much of the region’s growth has been concentrated in the area north of the City’s downtown from I-75 to I-85. When built in the 1970s, the I-285 beltway defined the northern boundary with the Perimeter neighborhood and mall named to reflect at the time this edge location. Since then, the continued push north has been dramatic particularly along the region’s extensive expressway network.

Population	The population of the MSA has grown steadily since 1980 at rates exceeding the State of Georgia as a whole. In fact, approximately 70 percent of the State’s population growth has occurred within the MSA. This trend is projected to continue over the next five years. The Atlanta MSA, with the addition of 1.0+ million new residents was the nation’s fastest growing MSA since 2000. Cobb County experienced an increase of 160,006 persons from 1990 to 2000 for an average annual increase of 3.10 percent. Population estimates for the County as of 2009 were 713,777, indicating an average annual increase of 1.80 percent over 2000. The County’s population is forecast to increase at a slightly slower pace through 2014 to 769,478. The rate of growth in the County has been similar to the State and slower than the MSA. Population growth has been concentrated in Counties outside the beltway along major interstates such as Forsyth, Newton, Henry, Barrow, Cherokee, Walton, Dawson, Douglas and Pickens. The following table details historic and projected population trends for the individual Counties comprising the MSA, the MSA as a whole and the State.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 6
POPULATION TRENDS

					Average Annual Growth
	1990	2000	2009	2014	1990 -	2000 -	2009 -
	Census	Census	Estimate	Projection	2000	2009	2014

Barrow County	29,721	46,144	74,360	92,900	4.50%	5.44%	4.55%
Bartow County	55,910	76,019	95,528	102,406	3.12%	2.57%	1.40%
Butts County	15,326	19,522	24,601	26,901	2.45%	2.60%	1.80%
Carroll County	71,422	87,268	120,599	142,189	2.02%	3.66%	3.35%
Cherokee County	90,206	141,903	221,484	264,364	4.63%	5.07%	3.60%
Clayton County	182,055	236,517	272,689	274,292	2.65%	1.59%	0.12%
Cobb County	447,745	607,751	713,777	769,478	3.10%	1.80%	1.51%
Coweta County	53,853	89,215	125,684	142,680	5.18%	3.88%	2.57%
Dawson County	9,429	15,999	23,238	27,661	5.43%	4.23%	3.55%
DeKalb County	181,836	223,314	253,415	271,451	2.08%	1.59%	1.38%
Douglas County	71,128	92,209	133,774	157,028	2.63%	4.22%	3.26%
Fayette County	62,419	91,263	104,625	101,166	3.87%	1.53%	-0.67%
Forsyth County	44,082	98,407	174,061	211,941	8.36%	6.54%	4.02%
Fulton County	648,949	816,006	1,050,801	1,197,527	2.32%	2.85%	2.65%
Gwinnett County	352,910	588,448	811,358	899,810	5.25%	3.63%	2.09%
Haralson County	21,965	25,690	29,545	31,608	1.58%	1.57%	1.36%
Heard County	8,628	11,012	11,379	11,441	2.47%	0.36%	0.11%
Henry County	58,738	119,341	201,169	239,071	7.35%	5.97%	3.51%
Jasper County	8,453	11,426	14,046	15,099	3.06%	2.32%	1.46%
Lamar County	13,038	15,912	17,428	18,720	2.01%	1.02%	1.44%
Meriwether County	22,411	22,534	22,189	20,900	0.05%	-0.17%	-1.19%
Newton County	41,811	62,001	104,660	126,239	4.02%	5.99%	3.82%
Pickens County	14,432	22,983	32,777	38,596	4.76%	4.02%	3.32%
Pike County	10,224	13,688	18,285	21,114	2.96%	3.27%	2.92%
Rockdale County	54,091	70,111	85,106	92,851	2.63%	2.18%	1.76%
Spalding County	54,456	58,417	64,328	67,829	0.70%	1.08%	1.07%
Walton County	38,586	60,687	90,243	107,994	4.63%	4.51%	3.66%

Atlanta MSA	3,069,448	4,248,000	5,537,929	6,190,636	3.30%	2.99%	2.25%
Georgia	6,478,221	8,186,453	9,907,505	10,821,270	2.37%	2.14%	0.74%

Source:	DemographicsNow.com; Compiled by KTR

Household trends for the County, MSA and State followed similar trends compared to population growth. The number of households in the County similarly increased between 1990 and 2000 at an annual average increase of 3.28 percent, slightly faster then the MSA and considerably faster than the State. In 2009 there were an estimated 265,718 households in Cobb County, an average annual increase of 1.87 percent over the 2000 census. Household growth is forecast to increase at a similar pace through 2014. The following tables detail historic and projected population and household trends for Cobb County, the MSA and State.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 7
HOUSEHOLD GROWTH SUMMARY

					Average Annual Growth
	1990	2000	2009	2014	1990 -	2000 -	2009 -
	Census	Census	Estimate	Projection	2000	2009	2014

Cobb County	171,286	227,487	265,718	289,531	3.28%	1.87%	1.80%
Atlanta MSA	1,140,841	1,554,162	1,905,681	2,052,239	3.14%	2.29%	1.49%
Georgia	2,366,607	3,006,369	3,497,819	3,699,579	2.42%	1.70%	1.13%

Source:	DemographicsNow.com; Compiled by KTR

Economic Overview	According to the United States Bureau of Labor Statistics, the MSA’s total civilian labor force was 2,667,700 as of March 2010. The non-farm labor force as of March 2010 was 2,247,000. The unemployment rate stood at 10.4 percent as of March 2010, lower than the State as a whole, and above the National unemployment rate of 9.7 percent. Unemployment in the MSA is up from 8.8 percent one year ago.

A majority of the MSA’s work force is employed in the Trade, Transportation and Utilities, Services, and Government sectors. Total employment in the MSA has declined 2.9 percent over the past year for a total loss of approximately 67,300 jobs. The Mining, Logging and Construction sector has been hit the hardest over the past year with a decrease of 23.8 percent. The following table illustrates the diversification of the Atlanta MSA’s work force as of March 2010, the most recent information available at the time of the report.
ATLANTA-SANDY SPRINGS-MARIETTA MSA
WORK FORCE BY INDUSTRY – AS OF MARCH 2010

	Number Employed	12-Month
Industry Category	(In Thousands)	Percent Change

Mining, Logging and Construction	90.9	-23.80%
Manufacturing	137.6	-9.10%
Trade, Transportation and Utilities	510.3	-1.90%
Information	76.8	-6.00%
Financial Activities	135.9	-7.20%
Professional and Business Services	365.3	-2.70%
Educational and Health Services	273.6	1.80%
Leisure and Hospitality	222.7	0.20%
Other Services	100.6	2.40%
Government	333.3	-2.50%

Total	2,247.0	-2.90%

Notes:	Seasonally Adjusted

Source:	Bureau of Labor Statistics; Compiled by KTR

The MSA is ranked fifth after New York, Houston, Dallas and Chicago as a Fortune 500 headquarter city. Numerous major companies have made Atlanta their headquarters including The Coca-Cola Company, Home Depot and the United Parcel Service. AT&T (formerly Bell South), Delta Airlines, Turner Broadcasting and Cox Enterprises also have a large presence in the area.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 8

The largest employers in metropolitan Atlanta are illustrated in the following table.
LARGEST CORPORATE EMPLOYERS

No.	Company	Employees

1	Delta Air Lines	22,257
2	AT&T	21,915
3	Emory University	21,000
4	Cox Enterprises	13,583
5	United Parcel Service (UPS)	10,745
6	Wellstar Health Systems	10,112
7	SunTrust Banks	7,700
8	Lockheed Martin Aeronautics	7,531
9	IBM Corporation	7,500
10	Georgia Institute of Technology	7,342
11	Northside Hospital	7,100
12	Turner Broadcasting Systems	6,600
13	The Southern Company (Including Georgia Power)	6,000
14	AirTran Airways	6,000
15	The Home Depot (HQ not including retail branches)	5,500
16	Children’s Healthcare of Atlanta	5,220
17	Coca-Cola	5,136
18	Wachovia Corporation	5,100

Source:	Metro Atlanta Chamber & Georgia Power research departments (June 2007/2008). Note: Only corporate employers are included. Retail companies are included only if the location is a corporate headquarters and if so, only the employment at the headquarters is listed; Compiled by KTR

Income	According to DemographicsNow.com, the 2009 average household income in Cobb County was $86,248 indicating an average annual increase of 1.92 percent over the 2000 average of $73,551. The average household income is projected to reach $93,047 in 2014, a projected average annual increase of 1.58 percent. The County’s average household income growth exceeded the MSA and State between 2000 and 2009. This trend is projected to exceed both over the next five years. The County’s median household income grew at a faster pace increasing from $58,565 to $73,363 between 2000 and 2009 indicating an average annual increase of 2.81 percent. The median household income is projected to reach $78,037 in 2014 indicating an average annual increase of 1.28 percent. The County’s median household income growth was slightly faster than the MSA and equal to the State between 2000 and 2009, however, it is projected to growth is at rates slower to both over the next five years. The average and median household incomes (2000 census, 2009 estimates and 2014 projections) for Cobb County, the Atlanta MSA and Georgia are presented in following table:
KTR Real Estate Advisors, LLC

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INCOME TRENDS

Category	Cobb County	Atlanta MSA	Georgia

Average HH Income
2000 Census	$73,551	$66,875	$56,612
2009 Estimates	$86,248	$76,542	$66,609
2014 Projections	$93,047	$80,857	$70,643
Avg. Annual Growth 2000 - 2009	1.92%	1.51%	1.82%
Avg. Annual Growth 2009 - 2014	1.58%	1.10%	1.18%

Median HH Income
2000 Census	$58,565	$51,889	$42,783
2009 Estimates	$73,363	$65,880	$54,909
2014 Projections	$78,037	$70,916	$59,453
Avg. Annual Growth 2000 - 2009	2.81%	2.69%	2.81%
Avg. Annual Growth 2009 - 2014	1.28%	1.48%	1.60%

Per Capita Income
2000 Census	$27,531	$24,467	$20,790
2009 Estimates	$32,401	$26,736	$24,095
2014 Projections	$35,234	$27,095	$24,585
Avg. Annual Growth 2000 - 2009	1.97%	0.99%	1.65%
Avg. Annual Growth 2009 - 2014	1.74%	0.27%	0.40%

Source:	DemographicsNow.com; Compiled by KTR

Transportation	Atlanta is at the hub of major highways and interstates connecting it with all major areas within the MSA and with all surrounding regions. Three major interstates, I-20, I 75 and I 85 converge in downtown Atlanta which is circled by I-285. MARTA operates bus and rail service in Dekalb and Fulton Counties with service to Downtown, Midtown, Buckhead and the Central Perimeter submarkets. The Hartsfield-Jackson International Airport is situated on the south side of the city, just inside the beltway. More than 1,300 flights on average leave daily to nearly 165 cities in the U.S. and 85 foreign cities making Hartsfield-Jackson the world’s top airport in passenger traffic.

Conclusion	The Atlanta region benefits from its diverse economy, concentration of quality colleges and universities and high–tech infrastructure. Nonetheless, the region has been affected by the national recession with job losses in most industries. Most economists anticipate further contraction not only on a regional basis, but on a national level with a leveling off of job losses expected within 2010 and the start of recovery not expected until sometime in 2011. The region is anticipated to contract during the short-term, however, given its location, transportation network, diverse and highly educated workforce, the region has good potential for growth over the long-term.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 10

NEIGHBORHOOD ANALYSIS

Overview	The subject property is located in an unincorporated suburban neighborhood within the City of Atlanta. The City of Atlanta is the State Capital and represents the most populous city in Georgia and is the third largest City in the United States. Atlanta today is the major economic center for the southeast region with a large presence of Fortune 500 companies. Atlanta is at the hub of major highways and interstates and is home to the world’s top airport in passenger traffic making it a major transportation hub for the United States.

Population	The population in the subject’s zip code (30339) grew at an annual rate of 2.24 percent from 2000 to 2009, greater than the growth rate of Cobb County, but slightly less than the State of Georgia. DemographicsNow.com projects that the growth in the subject’s zip code will continue at a similar trend through 2014. The following table illustrates the population statistics for the 30339 zip code, Cobb County and the State of Georgia from 2000 through 2014.
HISTORICAL POPULATION AND PROJECTIONS

				Annual %	Annual %
	2000	2009	2014	Change	Change
	Census	Estimate	Projection	2000-2009	2009-2014

30339 Zip Code	17,358	20,851	23,875	2.24%	2.90%
Cobb County	607,751	713,777	769,478	1.94%	1.56%
State of Georgia	8,186,453	9,907,505	10,821,270	2.34%	1.84%

Source:	DemographicsNow

Transportation	The subject neighborhood is well served by an extensive highway system including I-75 and I-285. Several secondary thoroughfares also traverse the immediate area and include Cumberland Parkway and Paces Ferry Road. Bus service is available via the 12 Howell Mill /Cumberland line.

Surrounding Improvements	Surrounding improvements consist of gated garden style apartment complexes and some commercial uses.

Conclusion	The subject neighborhood is considered to be an attractive residential location because of its excellent highway access and proximity to Atlanta’s Central Business District.
KTR Real Estate Advisors, LLC

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SITE ANALYSIS

Location	South side of Mt. Wilkinson Parkway, in an unincorporated section of the City of Atlanta, Georgia. The physical address of the property is 100 Pinhurst Drive.

Site Area	14.54 acres, which equates to 633,362 square feet.

Street Frontage	The subject has frontage along the south side of Mt. Wilkinson Parkway.

Topography	The site is moderately sloped throughout.

Shape	The parcel is irregularly shaped.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on concrete paved drives and surface lots. The building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land. Although, eastern portions of the site are undeveloped, based on the current zoning regulations the subject is built to the maximum bulk and as such there is not excess or surplus land at the subject property.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is situated in Flood Zone “X”, which is an area outside of the 100-year flood plain, according to the FEMA Map 13067C0227G, dated December 16, 2008.

Easements and Encroachments	No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.

Accessibility/Visibility	Ingress and egress to the property is via the Mt. Wilkinson Parkway frontage. Accessibility of the site is good.

Improvements	There are nine apartment buildings, clubhouse with business center, fitness center, golf simulator, movie screening room, billiards/game room, massage room, wine tasting room, swimming pool, barbeque area, putting green, tennis court and mature landscaping.

Conclusions	The physical attributes of the site are well suited for the existing development and use.
KTR Real Estate Advisors, LLC

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Atlanta, Georgia	Page 12
SITE MAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 13
FLOOD MAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 14

IMPROVEMENT ANALYSIS

Year Built/Renovated	The facility was completed in 1983 as a garden-style apartment complex. There was a major renovation of all of units that spanned between 2007 and 2009.

Layout & Configuration	The complex consists of nine 3-story garden apartment buildings containing 180 apartment units with a rentable area of 177,810 square feet. The buildings are sited along internal drives that are integrated with the parking lots.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area

1 Bed/1 Bath	40	705	28,200
1 Bed/1 Bath	50	850	42,500
2 Bed/1 Bath	20	1,111	22,220
2 Bed/2 Bath	20	1,111	22,220
2 Bed/2 Bath	40	1,213	48,520
3 Bed/2 Bath	10	1,415	14,150

Totals/Averages	180	988	177,810

Source: Client provided rent roll data and floor plans; compiled by KTR

Floor Plans	As indicated, the property offers a variety of one-, two- and three- bedroom floor plans. Each floor plan provides a living room off a small entry foyer and dining room off the kitchen area. Washer and dryers are provided in all of the units. In addition each unit has a private balcony.

EXTERIOR
Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is wood stud walls with interior gypsum-clad drywall.

Floors	The floors are constructed of engineered wood trusses. The ceiling heights are approximately eight to 10 feet.

Walls	The exterior of the buildings are vinyl siding and brick.

Windows	Individual unit windows are double pane glass set in aluminum frames. Entry doors are metal set in wood frames. French doors provide access to the balconies.

Roof	The buildings have single pitched roofs with composition shingles.

INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.

Flooring	Flooring consists of carpeting, wood and tile.
KTR Real Estate Advisors, LLC

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Kitchens	Typical appliance package consisting of a refrigerator/freezer, full-size electric range with oven, microwave and dishwasher. Cabinets are wood and countertops are granite.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.

Unit Amenities	The units have washer/dryer, fireplace, walk-in closets, built in dry-bar and a balcony.

MECHANICAL SYSTEMS
HVAC	Air and heat is provided by individual split systems with exterior condensers. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an electric water heater.

Fire Protection	The subject property is not equipped with a fire sprinkler system. The apartments are fit with smoke detectors.

ANCILLARY AREAS
Landscaping	Landscaping is of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. Seasonal color is provided in beds along the main entrance points and near the pool and office area.

Parking	The internal drive incorporates the surface parking lots. There are an adequate number of parking spaces provided. The drives and parking lots are concrete paved.

Recreational Amenities	A clubhouse with business center, fitness center, golf simulator, movie screening room, billiards/game room, massage room, wine tasting room, swimming pool, barbeque area, putting green, tennis court and mature landscaping.

FF&E
Personal Property	The subject property has office furnishings and equipment for the staff at the clubhouse, clubhouse furniture and various chairs and tables for the pool deck. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.
KTR Real Estate Advisors, LLC

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CONDITION/MAINTENANCE
Exterior	Good condition. Overall maintenance appears adequate.

Roof	Good condition.

Interiors	Very Good condition. Overall maintenance appears adequate.

Common Area Amenities	Very Good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Very Good condition. Overall maintenance appears adequate.

Landscaping	Very Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The overall physical condition is good with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear and tear. No material elements of deferred maintenance were noted during the appraiser’s inspection of the property. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as- needed basis. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 27 years. As a result of on-going maintenance, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at 10 years.

Capital Improvements	No major capital improvements are planned in the near term.

Functional Obsolescence	The subject property’s design, systems and floor plans are consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted.

Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 17

ZONING ANALYSIS

Introduction	According to Cobb County, the subject property is situated in an RM — 12 Residential Multifamily District. The purpose and intent of the RM — 12 District is to provide locations for multifamily residential uses or residentially compatible institutional and recreational uses which are within properties delineated for high density residential and regional activity center categories.

The bulk restrictions in the RM — 12 – Residential Multifamily District are summarized in the following table.
RM — 12 — RESIDENTIAL MULTIFAMILY DISTRICT

RESTRICTION	SIZE

Minimum lot area	80,000 sq. ft
Minimum lot width	75 Feet
Minimum front yards	75 Feet
Minimum side yards	35 Feet
Minimum rear yard	40 Feet
Maximum height	4 stories or 40 Feet
Maximum building coverage	35 Percent
Maximum Units Per Acre	12
Minimum Parking
Multifamily Uses	1.75 spaces per unit

Source: Cobb County Code of Ordinances; Compiled by KTR.

Conclusions	The subject is built to a density of 12.38 units per acre, above the maximum of 12 units per acre. The exact number of parking spaces was not reported to the appraiser; however, according to the zoning department, the number of spaces at the subject meets the current requirements. The subject property was constructed prior to the adoption of the RM-12 zoning designation in November 1990. As such, the subject appears to represent a legal and conforming use with a legal and non-complying density.
KTR Real Estate Advisors, LLC

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Atlanta, Georgia	Page 18
ZONING MAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 19

REAL ESTATE ASSESSMENTS AND TAXES

Overview	According to the Cobb County tax record, the subject property is identified as Parcel Number 17-951-0-005-0. The taxes are billed annually in July and are paid in October. The taxable value is multiplied by the current tax rate to calculate the taxes payable. Revaluations occur every year. Although, the 2010 assessment has not been released, according to the Notice of Assessment, the subject’ assessment remained unchanged from the prior year. The subject’s current assessment is shown below.
SUBJECT PROPERTY ASSESSMENT

Land Value	Building Value	Taxable Value

$2,026,760	$3,017,120	$5,043,880

Source: Cobb County Auditor’s Office

Comparable Assessments	Similar properties within the area were surveyed to ascertain the reasonableness of the subject’s current assessment. The subject’s current assessment is $28,022 per unit. The comparables range between $37,674 and $44,016 per unit. Although the subject’s assessment is below the comparable range, it is significantly older than the comparable properties. Based on discussions with the County Assessor, the assessment appears reasonable and has been processed.
TAX COMPARABLES

		Taxable	Year	Assessed	Assessment
Property Name	Tax ID	Value	Built	Units	Per Unit

Views @ Vinings Mountain (Subject)	17-0951-0-005-0	$5,043,880	1983	180	$28,022
Magnolia Vinings	17-0818-0-007-0	$15,362,800	1997	400	$38,407
Broadstone Vinings	17-0818-0-002-0	$11,678,800	1996	310	$37,674
Post Crest	17-0882-0-001-0	$18,046,440	1997	410	$44,016
	17-0882-0-011-0
Post Spring	17-0843-0-006-0	$18,075,834	2001	452	$39,991

Source: Cobb County Assessor, compiled by KTR

Mill Rate	Mill rates have remained relatively stable over the past several years. The 2009 total mill rate applicable for all taxing authorities with jurisdiction over the subject property equates to $28.75 per $1,000 of assessed value. According to the County Assessor, the new mill rate will be published in July 2010.

Real Estate Tax Projection	Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. The total amount is anticipated to increase at a rate near the long-term average inflation rate

Tax Calculation	The subject’s real estate tax liability is calculated utilizing the current assessment and the prior year tax rate, which equates to $145,011.54. The current tax liability has been adjusted for inflation resulting in a projected tax liability of $149,362, which has been processed in the valuation.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 20

APARTMENT MARKET ANALYSIS

Area Housing Market	According to REIS, the subject is located in the Smyrna submarket. The immediate area is comprised of gated garden style apartment complexes. REIS indicates that as of the Fourth Quarter 2009, the most recent data available, the vacancy rate in the submarket was 8.6 percent, higher than the previous year vacancy rate of 7.9 percent. The average asking rental rate was $700 a month.

Subject Property	The subject units have average sizes and finishes consistent with that of the market. According to the May 2010 rent roll, the subject’s current contract rents average $964.56 per month. The one-bedroom apartments range between $762.34 and $836.03 per month; the two-bedroom units range between $1,047.48 and $1,133.73 per month and the three- bedroom units average $1,294.22 per month.

Per the rent roll, there were eight units reported to be vacant, of which two are pre-leased. The asking rents for the one-bedroom units range between $794 and $859 per month; the two-bedroom units range between $1,019 and $1,114 per month and the three bedroom units average $1,399 per month.

Competitive Set	In order to determine the reasonableness of the subject’s asking rents, a survey of comparable apartment complexes in the market was conducted. The subject competes with a number of properties in the area. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the market. The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the comparable properties follow the map.
KTR Real Estate Advisors, LLC

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Atlanta, Georgia	Page 21
COMPARABLE RENTAL MAP
KTR Real Estate Advisors, LLC

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Atlanta, Georgia	Page 22

COMPARABLE RENTAL 1	Post Crest
50 Adams Lake Boulevard
Atlanta, GA 30339

Units	410

Year Built	1997

Occupancy	96%

Amenities	Washer/dryer hookups, walk-in closets, garden tubs, fireplaces and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, two lighted tennis courts, fitness center, picnic areas with grills, car care center, laundry facility and vegetable garden.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Rent/SF

1 Bed/1 Bath	819	$911-$1,026	$1.11-$1.25
2 Bed/2 Bath	1,134-1,320	$930-$1,194	$0.82-$0.90
3 Bed/2 Bath	1,418	$1,160-$1,295	$0.82-$0.91

Comments	Property is located approximately one half mile northwest of the subject property.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 23

COMPARABLE RENTAL 2	Post Spring
3375 Springhill Parkway SE
Atlanta, GA 30080

Units	452

Year Built	2001

Occupancy	97%

Amenities	Washer/dryer hookups, fireplaces, sunrooms/balconies, ceiling fans and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, tennis courts, fitness center, picnic areas with grills, car care center, laundry facility and vegetable garden.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Rent/SF

1 Bed/1 Bath	591-703	$825-$1,032	$1.40-$1.47
2 Bed/2 Bath	1,191-1,385	$1,105-$1,340	$0.93-$0.97
3 Bed/2 Bath	1,407	$1,155-$1,545	$0.94-$1.10

Comments	Property is located approximately 0.8 miles west of the subject property.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 24

COMPARABLE RENTAL 3	Broadstone Vinings
2158 Cumberland Parkway
Atlanta, GA 30339

Units	310

Year Built	1996

Occupancy	93%

Amenities	Washer/dryer connections, vaulted ceilings in select units, built in book shelves, fireplaces, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, two lighted tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Rent/SF

1 Bed/1 Bath	855-902	$750-$799	$0.88-$0.89
2 Bed/2 Bath	1,294-1,349	$879-$1,100	$0.68-$0.82
3 Bed/2 Bath	1,450	$1,045-$1,250	$0.72-$0.86

Comments	Property is located approximately 0.6 mile southwest of the subject property.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 25

COMPARABLE RENTAL 4	Magnolia Vinings
2151 Cumberland Parkway
Atlanta, GA 30339

Units	400

Year Built	1997

Occupancy	97.5%

Amenities	Washer/dryer connections, butler’s pantry, walk-in closets, patios/balconies with storage space and kitchens with standard appliances. Complex amenities include a gated entrance, swimming pool, clubhouse with media lounge, tennis courts and fitness center.

Concessions	Prices change often and rents for individual floor plans are reduced as needed to help bolster occupancy. There are currently no concessions being offered at this comparable.
RENTAL DATA

Type	Size	Rent	Rent/SF

1 Bed/1 Bath	572-753	$698-$750	$1.00-$1.22
2 Bed/1 Bath	967	$900	$0.93
2 Bed/2 Bath	1,113	$975	$0.88
3 Bed/2 Bath	1,366	$1,075-$1,125	$0.79-$0.82

Comments	Property is located approximately 0.6 mile southwest of the subject property.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
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ANALYSIS	The comparable rental properties are all in the vicinity of the subject property. The comparable properties were constructed between 1996 and 2001. The units and complex amenities are similar to the subject. Based on the recent renovation of the subject property, the subject property’s earlier date of construction is not a significant marketing deficiency. The rental rates illustrated by the comparable properties provide a good indication as to the appropriate market rent of the subject property.

One-Bedroom Units	The subject property offers two variations of one-bedroom floor plans, ranging between 705 and 850 square feet. The rental rates for the subject’s units range from $794 to $859 or $1.01 or $1.13 per square foot. The following chart outlines rental rates for similar sized one-bedroom floor plans within the competing apartment properties.
ONE-BEROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	705	$794	$1.13	Subject
	850	$859	$1.01	Subject
Post Crest	819	$911-$1,026	$1.11-$1.25	Similar
Post Spring	591-703	$825-$1,032	$1.40-$1.47	Similar
Broadstone Vinings	855-902	$750-$799	$0.88-$0.89	Similar
Magnolia Vinings	572-753	$698-$750	$1.00-$1.22	Similar

Subject Range	705-850	$794-$859	$1.01-$1.13
Comparable Range	572-902	$698-$1,032	$0.88-$1.47

The comparable one-bedroom units range from 572 to 902 square feet with asking rents between $698 and $1,032 per unit or $0.88 to $1.47 per square foot. The comparable properties are similar to the subject in terms of location and physical characteristics. The subject’s asking rents are bracketed by the rents exhibited by competing properties in the area and has been processed.

Two-Bedroom Units	The subject property offers three variations of two-bedroom unit floor plans, which range from 1,111 to 1,213 square feet with asking rents ranging between $1,019 and $1,114 per month or $0.91 to $1.00 per square foot. The comparable two-bedroom units range in size from 967 to 1,385 square feet and have monthly asking rents ranging from $879 to $1,340 per month or $0.68 to $0.97 per square foot.
KTR Real Estate Advisors, LLC

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TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,111	$1,019	$0.92	Subject
	1,111	$1,114	$1.00	Subject
	1,213	$1,109	$0.91	Subject
Post Crest	1,134-1,320	$930-$1,194	$0.82-$0.90	Similar
Post Spring	1,191-1,385	$1,105-$1,340	$0.93-$0.97	Similar
Broadstone Vinings	1,294-1,349	$879-$1,100	$0.68-$0.82	Similar
Magnolia Vinings	967	$900	$0.93	Similar
	1,113	$975	$0.88

Subject Range	1,111-1,213	$1,019-$1,114	$0.91-$1.00
Comparable Range	967-1,385	$879-$1,340	$0.68-$0.97

The subject’s asking rents are bracketed by the competing properties on a monthly basis; however, the high end of the subject’s rents on a square foot basis are slightly above the comparable range After considering variances for unit size and amenity package, the subject’s asking rents for the two- bedroom floor plans are considered reasonable and have been processed.

Three-Bedroom Units	The subject property offers a single variation of a three-bedroom floor plan that is 1,415 square feet. The units have an average asking rent of $1,399 per month or $0.99 per square foot. The comparable three-bedroom units range in size from 1,366 to 1,450 square feet with monthly asking rents ranging from $1,045 to $1,545 per month or $0.72 to $1.10 per square foot.
THREE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,415	$1,399	$0.99	Subject
Post Crest	1,418	$1,160-$1,295	$0.82-$0.91	Similar
Post Spring	1,407	$1,155-$1,545	$0.94-$1.10	Similar
Broadstone Vinings	1,450	$1,045-$1,250	$0.72-$0.86	Similar
Magnolia Vinings	1,366	$1,075-$1,125	$0.79-$0.82	Similar

Subject Range	1,415	$1,399	$0.99
Comparable Range	1,366-1,450	$1,045-$1,545	$0.72-$1.10

After considering variances for unit size, the subject’s asking rent is well within the comparable range and is well supported.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 28

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross potential rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bed/1 Bath	40	705	28,200	$794	$1.13	$31,760
1 Bed/1 Bath	50	850	42,500	$859	$1.01	$42,950
2 Bed/1 Bath	20	1,111	22,220	$1,019	$0.92	$20,380
2 Bed/2 Bath	20	1,111	22,220	$1,114	$1.00	$22,280
2 Bed/2 Bath	40	1,213	48,520	$1,109	$0.91	$44,360
3 Bed/2 Bath	10	1,415	14,150	$1,399	$0.99	$13,990

Totals/Averages	180	988	177,810	$976	$0.99	$175,720
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 29

HIGHEST AND BEST USE

Introduction	Highest and Best Use is defined by the Appraisal Institute in The Dictionary of Real Estate Appraisal, Fifth Edition, Chicago, Illinois, Appraisal Institute, 2010, which states:

That reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility and maximum productivity.

There are typically two Highest and Best Use scenarios: the Highest and Best Use of the property as vacant and the Highest and Best Use of the site as if improved.

HIGHEST AND BEST USE AS VACANT
Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

The site is zoned within the RM -12 Residential Multifamily Zoning District that allows for a variety of residential uses. The maximum value of a property is typically realized when a reasonable degree of homogeneity is present. Thus, conformity in use is usually a highly desirable aspect of real property, since it creates and/or maintains value. The immediate area is primarily developed with garden style apartment complexes. Based on the principal of conformity and the subject’s zoning, the highest and best use of the property, if vacant, is residential development.

HIGHEST AND BEST USE AS IMPROVED
Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

The subject represents a legal, conforming improvement relative to current zoning restrictions. No redevelopment of the site would provide a greater return to the land. Based upon the fact that the potential income associated with the existing improvements provide a fair return to the land with residual income to the improvements, the highest and best use of the subject, as improved, is its current use.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 30

VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the income capitalization approach is utilized in this appraisal.

Sales Comparison	The sales comparison approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition and the interest transferred, among others. The value estimated through this approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity has decreased as a result of market conditions, research revealed adequate sales activity to form a reasonable estimation of value via this approach.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 31

The Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. Furthermore, based on the age of the improvements and the legal non- conforming zoning of the subject property, the Cost Approach would lend little insight into the market value of the property. Accordingly, the Cost Approach has been excluded from the scope of this appraisal.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 32

INCOME CAPITALIZATION APPROACH

Introduction	The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present value of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and the Discounted Cash Flow Analysis.

The Direct Capitalization method is considered most relevant and has been processed. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from the apartment unit rent has been calculated to be $175,720 per month or $2,108,640 for the appraised year based on the analysis and conclusions derived in the Apartment Market Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate a historical loss to lease decreased from 7.4 and 3.3 percent of the gross rent potential between 2008 and 2009. Loss to lease was not budgeted for 2010. A loss to lease of 5.0 percent of gross rent potential has been processed.

Concessions	Concessions within the subject’s influencing area are common. Each of the properties surveyed as rent comparables offer some form of rent concession. The concessions consist of reduced rent or free rent over a portion of the lease term. As indicated above, concessions are also accounted for in the loss to lease allowance.

According to operating statements under review, concessions increased from 3.9 to 9.3 percent over the last two reporting periods. The increase is attributed to the completion of the renovation and added incentives to prospective tenants in order to lease the property. As occupancy rates at the subject property stabilize in the high 9.0 percent range, concessions should stabilize below the 2009 level. Concessions of 4.0 percent have been processed in this analysis.

Vacancy/Credit Loss	The subject was reportedly 71.4 percent occupied in 2008 and 90.3 percent occupied in 2009. As of the inspection, the property was 96.7 percent occupied. The high vacancy in 2008 is attributed to lease up following the renovation of the subject. The 2009 occupancy level is consistent with the range of occupancy levels reported by competitors in
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
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the immediate vicinity. Occupancy levels for the competing properties in the influencing market area are outlined as follows:
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	Year Built	Total Units	Occupancy

Post Crest	1997	410	96.0%
Post Spring	2001	452	97.0%
Broadstone Vinings	1996	310	93.0%
Magnolia Vinings	1997	400	97.5%

Since the completion of the renovation, the subject occupancy has increased dramatically and is currently operating at stabilized occupancy. The subject should reasonably maintain this level into the foreseeable future. A stabilized vacancy and credit loss of 5.0 percent has been utilized in this appraisal.

Administrative Units	According to management two units are being utilized as “model apartments” and a deduction from potential gross income was applied in 2008 and 2009. This line item was not budgeted in 2010 and, as it is a management decision to utilize the apartments as “models”, market rent has been applied to these units with no deductions accounted for.

Other Income	Typically, apartment projects receive additional revenue from sources such as vending, application fees, late fees, bad check charges and deposit forfeitures. Other income receipts at the subject property increased from $683 to $907 per unit between 2008 and 2009 and is budgeted at $941 per unit. As other income is based largely on occupancy, the budget appears reasonable and has been processed at $940 per unit.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for 2008 and 2009 as well as the budget for 2010. These historical and budgeted amounts have been compared to the median dollar amount per unit reported by IREM for garden apartments in the Atlanta Metropolitan Area. The subject’s operating statements under review have been reconstructed and summarized below.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 34
RECONSTRUCTED OPERATING STATEMENTS

		180			180			180		2009 IREM
No. of Units		2008			2009			2010		Median $/Unit
Year	Actual	Per Unit	Percent	Actual	Per Unit	Percent	Budget	Per Unit	Percent	Atlanta MSA

INCOME			% of GRP			% of GRP			% of GRP
Gross Rent Potential (Market Rent)	$2,362,998	$13,128	100.0%	$2,420,920	$13,450	100.0%	$2,036,489	$11,314	100.0%
Loss to Lease	$(174,241)	$(968)	-7.4%	$(79,587)	$(442)	-3.3%	$0	$0	0.0%
Concessions	$(92,632)	$(515)	-3.9%	$(225,144)	$(1,251)	-9.3%	$0	$0	0.0%
Vacancy/Credit/Non-revenue Units	$(675,111)	$(3,751)	-28.6%	$(234,582)	$(1,303)	-9.7%	$(115,947)	$(644)	-5.7%

Net Rental Income (NRI)	$1,421,014	$7,895	60.1%	$1,881,607	$10,453	77.7%	$1,920,542	$10,670	94.3%
Administrative Units	$(14,698)	$(82)	-0.6%	$(26,166)	$(145)	-1.1%	$0	$0	0.0%
Other Income	$122,939	$683	5.2%	$163,172	$907	6.7%	$169,421	$941	8.3%

Total Property Income (EGI)	$1,529,255	$8,496	64.7%	$2,018,613	$11,215	83.4%	$2,089,963	$11,611	102.6%

EXPENSES			% of EGI			% of EGI			% of EGI
Utilities	$118,497	$658	7.7%	$101,959	$566	5.0%	$107,663	$598	5.2%	$553
Maintenance & Repairs	$125,053	$695	8.2%	$160,931	$894	8.0%	$132,515	$736	6.3%	$777
Payroll	$234,077	$1,300	15.3%	$243,813	$1,355	12.1%	$251,081	$1,395	12.0%	$717
Marketing	$194,710	$1,082	12.7%	$103,549	$575	5.1%	$83,946	$466	4.0%	$0
Administration/Office	$58,658	$326	3.8%	$36,929	$205	1.8%	$30,705	$171	1.5%	$763
Management Fee	$74,364	$413	4.9%	$101,984	$567	5.1%	$105,489	$586	5.0%	$300
Insurance	$50,579	$281	3.3%	$46,973	$261	2.3%	$48,934	$272	2.3%	$192
Real Estate Taxes	$148,554	$825	9.7%	$136,246	$757	6.7%	$159,982	$889	7.7%	$812
Reserves	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0

TOTAL EXPENSES	$1,004,492	$5,581	65.7%	$932,384	$5,180	46.2%	$920,315	$5,113	44.0%	$4,114

NET OPERATING INCOME	$524,763	$2,915	34.3%	$1,086,229	$6,035	53.8%	$1,169,648	$6,498	56.0%

Source: Client Submitted Information; compiled by KTR
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 35

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Utilities	This expense line item includes charges for common area and vacant unit electricity, water/sewer and trash collection. Utility charges are offset by applicable tenant reimbursements. At the subject property, tenants reimburse the landlord for water and trash pick-up.

Utility expenses fluctuate with occupancy, weather and changes in supply costs. The utility expenses at the subject property decreased from $658 to $566 per unit between 2008 and 2009 and is budgeted at $598 per unit. The IREM survey indicated that the median for garden complexes in the area is $553 per unit, below the historical and budgeted amounts. Based on the historical expenses, the budgeted expense appears reasonable and has been used as a basis for projecting utilities expenses of $600 per unit or $108,000.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make- ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru.

The repairs and maintenance expense at the subject property increased from $695 to $894 per unit between 2008 and 2009 and is budgeted at $736 per unit. The IREM survey indicated that the median for garden complexes in the area is $777 per unit, inline with the budgeted amount. A repairs and maintenance expense of $132,500, rounded, or $736 per unit has been processed. A separate Reserves category has been processed in this analysis.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping and maintenance personnel. The payroll expense increased from $1,300 to $1,355 per unit between 2008 and 2009 and is budgeted at $1,395 per unit. The IREM survey indicated that the median for garden complexes in the area is $717 per unit, below the historical and budgeted amounts. Based on the subject’s historical expense data, the budgeted payroll expense appears reasonable and has been processed at $1,395 per unit or $251,100.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property decreased from $1,082 to $575 per unit between 2008 and 2009 and is budgeted at $466 per unit. The IREM survey did not report a marketing expense. The large decrease between 2008 and 2009 is attributed to the completion of the renovation and extra marketing dollars needed to be sent to bolster occupancy. Based on the 2009 historical data, the budget appears reasonable and has been rounded to $84,000 or $467 per unit.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 36

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies equipment rental, computers, etc. The administrative expenses at the subject property decreased from $326 to $205 per unit between 2008 and 2009 and is budgeted at $171 per unit. The IREM survey indicated that the median for garden complexes in the area is $763 per unit, above the historical and budgeted amounts, however, some of this expense may be considered part of the payroll expense. Based on the historical and budgeted data, an administrative expense of $175 per unit or $31,500 is processed.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0 and 5.0 percent of collections. Based on historical operating statements under review, the subject property was managed for a fee that is equivalent to approximately 5.0 percent of collected income. In consideration of the market standards, we have processed a market oriented management fee of 3.0 percent of the effective gross income.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property decreased from $281 to $261 per unit between 2008 and 2009 and is budgeted at $272 per unit. The IREM survey indicated that the median for garden complexes in the area is $192 per unit, below the historical and budgeted amounts. Based on the historical data, the budgeted insurance expense has been rounded to $49,000 or $272 per unit.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $149,362.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $300 per unit. In order to remain competitive, a reserve of $250 per unit is forecast. This amounts to $45,000.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $909,941, or $5,055 per unit. The indicated operating expense ratio is 45.9 percent when including reserves and 43.6 percent without reserves. The IREM survey indicated total operating expenses below the projected amounts; however, based on the historical data, these expenses are considered reasonable and have been processed.
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The Views at Vinings Mountain	June 1, 2010
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VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
STABILIZED PRO FORMA

	5/31/2011
Appraised Fiscal Year-ending	Total		Per Unit		Percent
INCOME		—		—	% of GPI
Gross Rent Potential (Market Rent)		$2,108,640		$11,715	100.0%
Loss to Lease	$	(105,432)	$	(586)	-5.0%
Concessions	$	(84,346)	$	(469)	-4.0%
Vacancy/Credit/Non-revenue Units	$	(105,432)	$	(586)	-5.0%

Net Rental Income (NRI)		$1,813,430		$10,075	86.0%
Administrative Units		$0		$0	0.0%
Other Income		$169,200		$940	8.0%

Total Property Income (EGI)		$1,982,630		$11,015	94.0%

EXPENSES					% of EGI
Utilities		$108,000		$600	5.4%
Maintenance & Repairs		$132,500		$736	6.7%
Payroll		$251,100		$1,395	12.7%
Marketing		$84,000		$467	4.2%
Administration/Office		$31,500		$175	1.6%
Management Fee		$59,479		$330	3.0%
Insurance		$49,000		$272	3.0%
Real Estate Taxes		$149,362		$830	7.5%
Reserves		$45,000		$250	2.3%

TOTAL EXPENSES		$909,941		$5,055	45.9%

NET OPERATING INCOME		$1,072,689		$5,959	54.1%

DERIVATION OF OAR, IRR AND TERMINAL CAPITALIZATION RATES

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	A survey of comparable sales revealed a range of overall capitalization rates between 7.00 and 7.25 percent and are detailed as follows.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

Property Name	The Views at Vinings Mountain	Mariposa Loft Apartments	Dunwoody Station

Date of Sale		9/9/2009	4/30/2009
Year Built	1983	2004	1989
Cap Rate		7.00%	7.25%

The capitalization rates produced by these sales are a reliable indication as to an appropriate rate for the subject property. Based on recent sales data and considering the subject property’s recent renovations, a capitalization rate towards the low end of the noted range would be reasonable for the subject.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 38

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, First Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.50% - 14.00%	Range
	10.18%	Average
Overall Capitalization Rate	5.00% - 11.00%	Range
	7.85%	Average
Terminal Capitalization Rate	5.00% -11.00%	Range
	8.01%	Average
Annual Rent Growth Rate	(10.00%) - 3.00%	Range
	(0.91%)	Average
Annual Expense Growth Rate	0.00% - 4.00%	Range
	2.55%	Average

Source:	Korpacz Real Estate Investor Survey, 1st Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and have continued this trend through the Fourth Quarter of 2009. The First Quarter of 2010 indicated the first decrease in the average overall rate since the Third Quarter 2008.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source:	Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is a good quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. Subsequent to completion of renovations in 2008, the subject property has leased up in difficult economic times and has achieved a stabilized occupancy of 96.7 percent as of the date of inspection according to management.

An OAR ranging of 7.0 to 7.25 percent was indicated from comparable sales. The Korpacz survey indicates an average rate for the national apartment market of 7.85 percent. The subject property is a better than average property and should trade at an overall rate below the survey average. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data, a rate of 7.0 percent has been processed.
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 39

VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus the market value of the leased fee interest is calculated as follows:

$1,072,689 ÷ 7.0% = $15,324,129

Direct Capitalization Value Conclusion	The Market Value of the Leased Fee Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of May 21, 2010, is rounded to:

FIFTEEN MILLION THREE HUNDRED THOUSAND DOLLARS
($15,300,000)
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 40
SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, comparable sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location have been analyzed. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $89,492 to $113,636 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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The Views at Vinings Mountain	June 1, 2010
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PRESENTATION OF COMPARABLE SALES DATA

Sale No.	Subject	1	2	3	4
Name	The Views at Vinings Mountain	Century Perimeter Park	Mariposa Loft Apartments	Century Ridge	Dunwoody Station
Location	100 Pinhurst Dr	6210 Peachtree Dunwoody Rd NE	100 Montag Circle	3505 Windy Ridge Pky SE	7150 W Peachtree Dunwoody Rd NE
	Atlanta, GA	Atlanta, GA	Atlanta, GA	Atlanta, GA	Atlanta, GA
Grantor		Monadnock Barringer Place, LLC	Mariposa Lofts at Inman Park, LLC	Post Properties Inc.	Post Apartment Homes, LP
Grantee		Centennial Perimeter Park, LLC	Behringer Harvard Mariposa, LLC	Centennial Ridge, LLC	Dunwoody Station Apartments
Sales Price		$33,000,000	$28,750,000	$44,800,000	$47,431,000
Sale Date		12/21/2009	9/9/2009	7/23/2009	4/30/2009
Year Built	1983	1998	2004	1998	1989
No. of Units	180	298	253	434	530
Net Rentable Area (SF)	177,810	337,527	259,790	487,330	436,500
Avg. Unit Size (SF)	988	1,133	1,027	1,123	824
Occuapncy	96.7%	95.0%	96.0%	N/A	N/A
Price/SF		$97.77	$110.67	$91.93	$108.66
Price/Unit		$110,738	$113,636	$103,226	$89,492
Net Income		N/A	$2,012,500	N/A	$3,438,748
NOI/SF		N/A	$7.75	N/A	$7.88
NOI/Unit		N/A	$7,955	N/A	$6,488
Cap Rate (OAR)		N/A	7.00%	N/A	7.25%
EGIM		N/A	N/A	N/A	N/A
Expense Ratio (OER)		N/A	N/A	N/A	N/A
COMPARABLE SALES MAP
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The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 42

ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100 percent transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately
After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The comparable sales occurred between April and December 2009. The market was relatively flat during 2008, however, property values decreased in September due to the problems associated with the credit market. September 15, 2008 is viewed by most market analysts as the turning point in the commercial real estate market when concerns over the severity of the credit crisis were confirmed with the bankruptcy of Lehman Brothers and the government takeover of Fannie Mae and Freddie Mac. Significant market value decline was evidenced after this date. The level of decline varied by market and property type, however virtually all asset types were impacted. Subsequent to the precipitous decline that occurred in the Third and Fourth Quarters of 2008, real estate values have stabilized somewhat with a slight decline over the past year. As such, the downward adjustment of 0.5 percent per month has been processed for market conditions.

Location	An adjustment for location is appropriate when the location characteristics of a comparable property are different from those of the subject. Adjustments have been made on an individual basis.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. Adjustments to the comparables have been applied on an individual basis.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 43

Average Unit Size	The subject has an average unit size of 988 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	The subject offers an amenity package that is typical in the market. Adjustments for amenities have been made on an individual basis to account for amenities offered.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. The subject’s average market rent is $976 per unit per month. Adjustments to the comparables have been made on an individual basis.

The following is a brief description of the relevant building sales considered pertinent in the valuation of the subject property.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 44
Comparable Sale No. 1

Property Name:	Century Perimeter Park
Location:	6210 Peachtree Dunwoody Road NE
Neighborhood:	Atlanta, GA
Parcel ID:	17-0018-LL-099
Date of Sale:	December 21, 2009
Grantor:	Monadnock Barringer Place, LLC
Grantee:	Centennial Perimter Park, LLC
Consideration:	$33,000,000
Number of Units:	298
Size (Sq. Ft.):	337,527 square feet
Occupancy:	95.0%
Price per Unit:	$110,738 per unit
Price per Square Foot:	$97.77 per square foot
OAR:	N/A

Analysis:	A slight downward adjustment for market conditions has been processed resulting in a time adjusted price of $107,970 per unit. The comparable is located in the Sandy Springs section of Atlanta, which is considered a superior location to that of the subject and accordingly a slight downward adjustment has been applied for location. Age, condition and quality are considered similar requiring no adjustment. This comparable’s average unit size is 1,133 square feet which is considered superior to the subject’s average unit size of 988 square feet and therefore a slight downward adjustment has been applied for average unit size. Amenities at the comparable are considered similar and no adjustment has been applied. The average rent for this comparable is $1,186 per unit per month. The subject’s average rent is $976, inferior to the comparable and a slight downward adjustment has been processed for economics. Overall, a significant downward adjustment to the market adjusted unit price is warranted.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 45
Comparable Sale No. 2

Property Name:	Mariposa Loft Apartments
Location:	100 Montag Circle
Neighborhood:	Atlanta, GA
Parcel ID:	14-0019-LL-017
Date of Sale:	September 9, 2009
Grantor:	Mariposa Lofts at Inman Park
Grantee:	Behringer Harvard Mariposa, LLC
Consideration:	$28,750,000
Number of Units:	253
Size (Sq. Ft.):	259,790 square feet
Occupancy:	96.0%
Price per Unit:	$113,636 per unit
Price per Square Foot:	$110.67 per square foot
OAR:	7.0%

Analysis:	A downward adjustment for market conditions has been processed resulting in a time adjusted price of $108,522 per unit. The comparable is located on the border of the Inman Park and Old Fourth Ward sections of Atlanta. This area underwent a significant revitalization prior to the recent economic downturn. However, the area has suffered somewhat recently. Nevertheless, the proximity to downtown requires a slight downward adjustment. Age, condition and quality are considered similar requiring no adjustment. This comparable’s average unit size is 1,027 square feet which is considered similar to the subject’s average unit size of 988 square feet and therefore no adjustment has been applied for average unit size. Amenities at the comparable are considered similar and no adjustment has been applied. The average rent for this comparable is $1,478 per unit per month. The subject’s average rent is $976, inferior to the comparable and a moderate downward adjustment has been processed for economics. Overall, a significant downward adjustment to the market adjusted unit price is warranted.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 46
Comparable Sale No. 3

Property Name:	Century Ridge
Location:	3505 Windy Ridge Parkway SE
Neighborhood:	Atlanta, GA
Parcel ID:	17-0984-0-005-0
Date of Sale:	July 23, 2009
Grantor:	Post Properties Inc.
Grantee:	Centennial Ridge, LLC
Consideration:	$44,800,000
Number of Units:	434
Size (Sq. Ft.):	487,330 square feet
Occupancy:	N/A
Price per Unit:	$103,226 per unit
Price per Square Foot:	$91.93 per square foot
OAR:	N/A

Analysis:	A downward adjustment for market conditions has been processed resulting in a time adjusted price of $98,065 per unit. The comparable is located in a similar unincorporated area of Atlanta and accordingly no adjustment has been applied for location. Age, condition and quality are considered similar requiring no adjustment. This comparable’s average unit size is 1,123 square feet which is considered superior to the subject’s average unit size of 988 square feet and therefore a slight downward adjustment has been applied for average unit size. Amenities at the comparable are considered similar and no adjustment has been applied. The average rent for this comparable is $1,263 per unit per month. The subject’s average rent is $976, inferior to the comparable and a slight downward adjustment has been processed for economics. Overall, a moderate downward adjustment to the market adjusted unit price is warranted.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 47
Comparable Sale No. 4

Property Name:	Dunwoody Station
Location:	7150 West Peachtree Dunwoody Road NE
Neighborhood:	Atlanta, GA
Parcel ID:	17-0021-LL-042 & 17-0021-LL-044
Date of Sale:	April 30, 2009
Grantor:	Post Apartment Homes, LP
Grantee:	Dunwoody Station Apartments
Consideration:	$47,431,000
Number of Units:	530
Size (Sq. Ft.):	436,500 square feet
Occupancy:	N/A
Price per Unit:	$89,492 per unit
Price per Square Foot:	$108.66 per square foot
OAR:	7.25%

Analysis:	A downward adjustment for market conditions has been processed resulting in a time adjusted price of $83,675 per unit. The comparable is located in the Dunwoody section of Atlanta, which is considered a slightly superior location to that of the subject and accordingly a slight downward adjustment has been applied for location. Age, condition and quality are considered similar requiring no adjustment. This comparable’s average unit size is 824 square feet which is considered inferior to the subject’s average unit size of 988 square feet and therefore a slight upward adjustment has been applied for average unit size. Amenities at the comparable are considered similar and no adjustment has been applied. The average rent for this comparable is $997 per unit per month. The subject’s average rent is $976, similar to the comparable and no adjustment has been processed for economics. Overall, a neutral adjustment to the market adjusted unit price is warranted.
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 48
COMPARABLE SALES ADJUSTMENT GRID

Sale No.	Subject	1	2	3	4
Name	The Views at Vinings Mountain	Century Perimeter Park	Mariposa Loft Apartments	Century Ridge	Dunwoody Station
Address	100 Pinhurst Dr	6210 Peachtree Dunwoody Rd NE	100 Montag Circle	3505 Windy Ridge Pky SE	7150 W Peachtree Dunwoody Rd NE
	Atlanta, GA	Atlanta, GA	Atlanta, GA	Atlanta, GA	Atlanta, GA
Sale Date		12/21/2009	9/9/2009	7/23/2009	4/30/2009

Price per Unit		$110,738	$113,636	$103,226	$89,492

ADJUSTMENTS
Financing Adjustment		$0	$0	$0	$0

Adjusted for Financing per Unit		$110,738	$113,636	$103,226	$89,492
Conditions of Sale Adjustment		$0	$0	$0	$0

Adjusted for Special Conditions		$110,738	$113,636	$103,226	$89,492
Time		-2.5%	-4.5%	-5.0%	-6.5%

Time Adjusted Price per Unit		$107,970	$108,522	$98,065	$83,675

Location		-5%	-5%	0%	-5%
Age/Condition/Quality		0%	0%	0%	0%
Average Unit Size		-5%	0%	-5%	5%
Amenities		0%	0%	0%	0%
Economics		-5%	-10%	-5%	0%

Total Adjustments (%)		-15%	-15%	-10%	0%

Adjusted Price per Unit		$91,775	$92,244	$88,259	$83,675

VALUE CONCLUSION	After analysis and adjustments, a value range of $83,675 to $92,244 per unit is indicated. Greatest reliance is given to Sales No. 3 and 4. Sale No. 3 is the most proximate to the subject and Sale No. 4 required the lowest net adjustments. These sales indicate a range of $83,675 to $88,259 per unit. Accordingly, a unit value of $85,000 per unit is concluded for the subject property.

180 units x $85,000 = $15,300,000

Accordingly, the Market Value of the Leased Fee interest in the subject property as of May 21, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:

FIFTEEN MILLION THREE HUNDRED THOUSAND DOLLARS
($15,300,000)
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Page 49
RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the leased fee interest in the subject property, free and clear of financing. The date of value is May 21, 2010. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$15,300,000
Sales Comparison Approach	$15,300,000

Income Approach	The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its true value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a good measure of value for this type of property and has been utilized as the primary approach in concluding to value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Market research revealed adequate sales of properties that are considered comparable to the subject property. The value conclusion derived via this approach is considered directly supportive of that concluded via the Income Approach.

The Cost Approach	The Cost Approach was excluded from the scope of this assignment.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report, the Market Value of the Leased Fee Interest in the subject property, free and clear of financing, as of May 21, 2010 is:

FIFTEEN MILLION THREE HUNDRED THOUSAND DOLLARS ($15,300,000)
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
ADDENDA
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda

Interior	Interior

Interior	Interior
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda

Interior	Interior

Interior	Washer/Dryer
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda

Billiard/Game Room	Putting Green

Fitness Center	Pool
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
SUBMITTED INFORMATION
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
QUALIFICATIONS OF THE APPRAISER
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
PROFESSIONAL QUALIFICATIONS
TERENCE TENER, MAI, ASA
MANAGING PARTNER

EXPERIENCE	Mr. Tener is a founding principal of KTR Real Estate Advisors LLC. Over the course of his career, Mr. Tener has appraised many prominent commercial properties, including the GM Building, 101 Park Avenue, 500 Park Avenue, 410 Park Avenue, 437 Madison Avenue, 475 Fifth Avenue, the Seagrams Building, 900 Third Avenue, Park Avenue Plaza and the Lever House. In addition, Mr. Tener has served as an expert witness in various federal and state courts including New York, New Jersey, Connecticut and Delaware. He has also valued such notable residential and mixed-use properties as CitiSpire, Metropolitan Tower and River Tower. He has been responsible for the valuation of hotels throughout the United States, including the New York Hilton, Washington Hilton, Pittsburgh Hilton, the American Stanhope and a chain of hotels located in Mexico, owned by Groupo Situr. In addition, Mr. Tener has consulted on the valuation of numerous retail properties, including the Smithaven Mall, Herald Center, Sony Entertainment Center in San Francisco and 730 North Michigan Avenue.

LICENSES	Connecticut Certified General Appraiser
Massachusetts Certified General Appraiser
Missouri Certified General Appraiser
New Hampshire Certified General Appraiser
New Jersey Certified General Appraiser
New York Certified General Appraiser
Vermont Certified General Appraiser
Wyoming Certified General Appraiser
New York Real Estate Broker

MEMBERSHIPS	Appraisal Institute — MAI Designation since 1978
American Society of Appraisers (ASA) — Senior Member and former member of the Board of Governors for the NY Chapter
MBA of New York — Board of Governors
Real Estate Board of New York — Appraisal Committee
National Association of Real Estate Fiduciaries
Long Island Board of Realtors
International Council of Shopping Centers (ICSC)
Mortgage Bankers Association of America
Young Mortgage Bankers Association
Appraisal Institute Metropolitan New York Chapter — Admissions Committee and Ethics Committee
Appraisal Journal Review Committee
New York’s East Side Association — Former director
Cardinal’s Committee of the Archdiocese of New York
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
PROFESSIONAL QUALIFICATIONS
THOMAS J. TENER
MANAGING PARTNER

EXPERIENCE	Mr. Tener is a founding principal of KTR Real Estate Advisors LLC. He has more than 20 years of broad based experience as a real estate professional, including appraisal, physical condition assessments, environmental site assessments, construction, development, brokerage, property management and receivership. Prior to forming KTR, Mr. Tener was the Chief Operating Officer of a national full service commercial due diligence firm. Under his direction, this firm provided appraisal, environmental, engineering and construction consultation on thousands for investment grade properties annually. Mr. Tener has extensive experience in appraisal, including such unique properties as the former Shoreham Nuclear power plant, the Perimeter Center in Atlanta, GA and numerous trophy office buildings. Mr. Tener has been a guest lecturer and panel member on various appraisal and due diligence topics.

LICENSES	New York Certified General Appraiser #46000033225
New York Real Estate Broker
USCG — Third Assistant Engineer
Receiver NYS Supreme Court

MEMBERSHIPS	Appraisal Institute — Associate Member
Association of Real Estate Women
MBA of New York
National Association of Real Estate Fiduciaries
Mortgage Bankers Association of America
Young Mortgage Bankers Association
ASTM International

EDUCATION	United States Merchant Marine Academy, Kings Point, NY

s	BS Marine Engineering

s	BS Mechanical Engineering and Thermal Systems Design
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
PROFESSIONAL QUALIFICATIONS
PETER J. PASQUALE
CERTIFIED GENERAL APPRAISER

EXPERIENCE	Peter Pasquale is a Certified General Appraiser with KTR Real Estate Advisors LLC. He has over 10 years of commercial appraisal experience. Mr. Pasquale is actively pursuing his designation as a member of the Appraisal Institute. Notable appraisal assignments include the valuation of 7 World Trade Center, the retail component of the Time Warner Center as well as various other types of real estate including office, industrial, residential, and retail properties.

LICENSES	New York Certified General Appraiser # 46000048702

MEMBERSHIPS	Appraisal Institute — Associate Member

EDUCATION	SUNY New Paltz, New Paltz, NY — Bachelor of Science Degree
SUNY Farmingdale, Farmingdale, NY — Associates of Applied Science
Appraisal Institute:

s	Basic Appraisal Principles

s	Basic Appraisal Procedures

s	General Appraiser Income Approach/Part I

s	General Appraiser Income Approach/Part II

s	Advanced Income Capitalization

s	Advanced Applications

s	Appraisal Fair Housing

s	USPAP
KTR Real Estate Advisors, LLC

The Views at Vinings Mountain	June 1, 2010
Atlanta, Georgia	Addenda
PROFESSIONAL QUALIFICATIONS
SHAUN KEST
APPRAISER

EXPERIENCE	Shaun Kest is an Appraiser with KTR Real Estate Advisors LLC. He has 3 years of commercial appraisal experience. Mr. Kest is actively pursuing designation as a member of the Appraisal Institute.

Prior to joining the firm, Mr. Kest worked for the Chatham at North Hills where he assisted in the development of a townhouse community development and for East End Properties where he assisted in the development of a shopping center.

LICENSES	New York Certified General Appraiser #46000049297

MEMBERSHIPS	Appraisal Institute — Associate Member since 2007

EDUCATION	University of Miami, Miami, Florida — BBA (Finance) Appraisal Institute:

s	Introduction to Real Estate Appraisal (R-1)

s	Basic Valuation Principles & Procedures (R-2)

s	Appraisal Fair Housing (AQ-1)

s	National USPAP Appraisal Course (15-Hour)

s	Introduction to Income Property Valuation (G-1)

s	Principles of Income Property (G-2)

s	Applied Income Property Valuation (G-3)
KTR Real Estate Advisors, LLC